September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Shane Callaghan

Mr. Todd Schiffman

Mr. Christian Windsor

Re:	Banco Bilbao Vizcaya Argentaria, S.A.

Registration Statement on Form F-4, as amended

File No. 333-281111

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”) of Banco Bilbao Vizcaya Argentaria, S.A. (the “Registrant”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 5:30 p.m. (EST) on September 8, 2025 or as soon as practicable thereafter.

Please contact Michael J. Willisch of Davis Polk & Wardwell LLP, counsel to the Registrant, at +(34) 91 768 9610, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Luisa Gómez Bravo
Name: Luisa Gómez Bravo
Title: Authorized Representative

cc:	Michael J. Willisch, Davis Polk & Wardwell LLP